October 23, 2009
VIA FEDERAL EXPRESS
Ms. Kathryn S. McHale
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Midwest Banc Holdings, Inc. (the “Company” or “Midwest”)
Form S-4 filed August 3, 2009 (“Initial Form S-4”), File No. 333-160985
Preliminary Proxy Statement (“Depositary Shares Proxy Statement”)
filed August 3, 2009, File No. 001-13735
Preliminary Proxy Statement (“Common Stock Proxy Statement”)
filed August 3, 2009, File No. 001-13735

Dear Ms. McHale:
     We are submitting the following responses to the comments in the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated August 27, 2009 (the “Comment Letter”) with respect to the above-referenced filings. For your convenience, enclosed is a copy of Amendment No. 1 to the Initial Form S-4 (“Amendment No. 1”), a revised Depositary Shares Proxy Statement and a revised Common Stock Proxy Statement (collectively, the “Disclosure Documents”) that are being filed with the Commission on the date hereof, and which have been marked to show changes against the related disclosures contained in the Initial Form S-4, the Depositary Shares Proxy Statement and the Common Stock Proxy Statement filed with the Commission on August 3, 2009. Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter. Unless otherwise indicated our responses correspond to Amendment No. 1 filed on the date hereof. Any capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in Amendment No. 1.
Form S-4
General
1.	We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2008. All comments will need to be fully resolved and incorporated as appropriate into your filings referenced above before we act on a request for acceleration of the effectiveness of the registration statement.

The Company acknowledges the Staff’s comment and will seek to incorporate, as appropriate, revised and additional disclosures in response to the Staff’s comments to the Company’s Form 10-K for the fiscal year ended December 31, 2008 into the Disclosure

Ms. Kathryn S. McHale
October 23, 2009

Documents once those comments are cleared and prior to requesting acceleration of effectiveness of the S-4 registration statement.
2.	Please note the updating requirements of Rule 8-08 of Regulation S-X. Additionally, please also include an updated consent of your independent registered public accounting firm in your next amendment.

As required by Rule 8-08 of Regulation S-X, we have updated the financial statements in the Disclosure Documents to June 30, 2009. In addition, please refer to the updated consent of PricewaterhouseCoopers LLP, included as Exhibit 23.1 to Amendment No. 1, in response to the Staff’s comment.

3.	We note that you intend to determine the Relevant Price and the exchange ratio on the expiration date of the offer. Please provide us with your analysis as to how use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). We may have further comment.

We have revised the pricing mechanism in Amendment No. 1 to follow a “day 18” pricing mechanism, such that the determination of the exchange ratio will be based upon the arithmetic average of the per share volume weighted average price of our Common Stock for each trading day during a five consecutive trading day period that will end on and include the second trading day preceding the expiration date of the Exchange Offer (the “Pricing Mechanism”). The disclosure regarding the Pricing Mechanism has been reflected on the cover page of the prospectus contained in Amendment No. 1, substantially as set forth below, with conforming changes made throughout the document to reflect the Pricing Mechanism.
“For each Depositary Share we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock (based on the Relevant Price) having a value equal to $ . The “Relevant Price” will be the greater of (i) the average volume weighted average price, or “Average VWAP” (as defined in “The Exchange Offer — Terms of the Exchange Offer — Offer Consideration”) of our Common Stock during the five consecutive trading —day period ending on and including , 2009, which is the second trading day immediately preceding the expiration date of the currently scheduled Exchange Offer period, determined as described later in this document, and (ii) the Minimum Share Price of $ per share. The “Relevant Price” will be fixed at 4:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which we currently expect to be , 2009, unless the Exchange Offer is extended) and will be announced prior to 9:00 a.m., New York City time, on the immediately succeeding business day (which we currently expect to be , 2009, unless the Exchange Offer is extended). Depending on the trading price of our Common Stock compared to the Relevant Price, the market

Ms. Kathryn S. McHale
October 23, 2009

value of the Common Stock we issue in exchange for each Depositary Share we accept for exchange may be less than, equal to or greater than the $ value referred to above. We refer to the number of shares of Common Stock we will issue for each Depositary Share we accept in the Exchange Offer as the “exchange ratio,” and we will round the exchange ratio to four decimal places. As a result of the Minimum Share Price limitation, the maximum number of shares of Common Stock we may issue under the Exchange Offer per Depositary Share is . We are not offering any consideration with respect to undeclared dividends on Depositary Shares tendered and accepted for exchange in the Exchange Offer.
The Exchange Offer will expire at 5:00 p.m., New York City time, on , 2009 (unless we extend it or terminate it early). You may withdraw any Depositary Shares that you previously tendered in the Exchange Offer at any time prior to the time it expires.
We believe the Pricing Mechanism is appropriate for an issuer exchange offer that is registered on Form S-4. The Pricing Mechanism results in a fixed, constant dollar value exchange (subject to the limits described in the Exchange Offer), and provides greater certainty about the ultimate return to investors, and absolute certainty about the maximum number of shares of Common Stock per Depositary Share tendered, thereby protecting investors against unexpected volatility in the value of consideration to be received in the Exchange Offer. In such respects, the Exchange Offer is being conducted in a manner consistent with the terms of similar transactions that were the subject of no-action relief granted by the staff with respect to Rule 14e-1(b), as described in more detail below.
I.	The Exchange Offer is consistent with the terms of prior no-action relief granted under Rule 14e-1(b).
We respectfully submit that the “day 18” Pricing Mechanism, as described in Amendment No. 1, is consistent with prior no-action relief granted by the staff with respect to Rule 14e-1(b). See Lazard Frères & Co. (“Lazard”), SEC No-Action Letter, 1995 WL 476257 (Aug 11, 1995) (the “Lazard Letter”); and TXU Corporation (“TXU”), SEC No-Action Letter, 2004 SEC No-Act. LEXIS 734 (Sept. 13, 2004) (the “TXU Letter”).

We acknowledge that while the consideration offered in the Exchange Offer consists of shares of Common Stock, the consideration in the TXU Letter consisted of cash. We also note that while the Exchange Offer has an effective maximum Exchange Ratio as a result of the Minimum Share Price, we believe this distinction is not significant to the analysis, given that holders will know with certainty the actual Exchange Ratio two business days prior to the expiration of the Exchange Offer, and will be able to make an informed decision on whether to participate in the Exchange Offer based on that information. We further note that, prior to the TXU Letter, the staff granted no-action relief to AB Volvo

Ms. Kathryn S. McHale
October 23, 2009

in an issuer tender offer that also involved a pricing mechanism substantially similar to the Pricing Mechanism. See AB Volvo, SEC No- Action Letter, 1997 SEC No-Act. LEXIS 1050 (May 16, 1997) (the “AB Volvo Letter”). Accordingly, we believe that the Exchange Offer will be conducted in a manner consistent with the terms of prior no-action relief granted by the staff with respect to Rule 14e-1(b).
In the TXU Letter, which, like the Exchange Offer, involved an issuer tender offer, the staff stated that it would not recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) if offers were conducted based upon the pricing mechanism described (which was based upon average trading prices over a specified period of time ending not later than the second full business day preceding the expiration of the exchange offer) in the TXU Letter. The Company thus believes that the Pricing Mechanism being used in the Exchange Offer is substantively similar to that in TXU’s issuer tender offer and any differences between the TXU Letter and the terms of the Exchange Offer are not material. Like TXU, the securities that are subject to the Exchange Offer (the Depositary Shares) and the securities offered in the Exchange Offer (the shares of Common Stock) are listed on a national securities exchange.
II.	The Pricing Mechanism methodology is comparable to TXU and other issuer tender offers cited in the TXU letter.
As described in more detail below, a formula-based exchange ratio such as the Pricing Mechanism is designed to reduce uncertainty for the Company and holders of Depositary Shares during the offer period as to whether the current market value of the consideration to be paid will be adequate to cover any increase in the value of the Depositary Shares that could result from any decline in the trading prices of the shares of Common Stock during the offer period. Compared to a fixed purchase price, the proposed methodology, like the methodology in the TXU Letter and the other issuer tender offers cited in the TXU Letter, would allow the Company to price and complete the Exchange Offer more efficiently, while allowing holders of the Depositary Shares to better predict, at the commencement of the Exchange Offer, the difference between the value of the Depositary Shares they tender and the shares of Common Stock they will receive. In order to accomplish that result, the Exchange Offer provides that the number of shares of Common Stock to be exchanged will be in accordance with the Exchange Ratio which, as in the TXU Letter, is based upon average trading prices of the shares of Common Stock over a specified period of time. The Company believes that the fact that freely transferable, NASDAQ-listed shares of Common Stock are being offered instead of cash does not at all lessen the accomplishment of this result, that being the transparency to investors of the transaction, or its compliance with Rule 14e-1(b).
A.	Fixed Exchange Ratios.
The Pricing Mechanism allows investors to better predict the value they will receive in the Exchange Offer than in an offer using the traditional fixed exchange ratio pricing method. In fixed-ratio offers, the return to investors depends on the value at the expiration of the offer of both the securities that are offered and the securities that are tendered. In a fixed exchange ratio transaction, these values may fluctuate independently and without constraint during the offer period, and an investor only realizes the actual

Ms. Kathryn S. McHale
October 23, 2009

discount or premium initially embedded in the exchange ratio if the prices of the underlying securities on expiration of the offer are equal to their prices at the offer’s inception. Sophisticated investors may seek to lock in this discount at the offer’s start through a variety of trading strategies that, when implemented, could make them economically indifferent to subsequent changes in trading prices for the securities involved. Less sophisticated investors, such as small retail investors, generally will not lock in the discount at the offer’s inception. Instead, their participation decision may be more heavily influenced by the relative prices of each security at the offer’s end, which may not reflect the discount originally provided.
B.	Formula-Based Exchange Ratios and Pricing Structures.
For various reasons, including to mitigate the disadvantages of fixed-ratio offers and to permit a more current market valuation of the securities involved in an exchange, market participants have sought, and the staff has granted, relief under the tender offer rules in a variety of transactions when an exchange ratio is based on a formula using trading data over a specified period. In the Lazard Letter, the first of these no-action letters, which involved a hypothetical third party exchange offer, the staff stated that it concurred that the exchange pricing mechanism described, which, among other things, provided that the exchange ratio would be set no later than the second full business day preceding the offer expiration, complied with the requirements of Rules 14d-6(e)(1)(iii) and 14e-1(b). The staff has extended the relief granted in Lazard in a variety of other circumstances involving formula-based pricing (including in the TXU Letter and the AB Volvo Letter, referenced above), but in each case has continued to require that the final consideration be set no later than two trading days prior to the expiration of the offer.
The Pricing Mechanism employed by the Company as described in Amendment No. 1 is substantially the same as that considered by the staff in the Lazard Letter and the later TXU Letter. Although in the TXU Letter not all of the subject securities were listed on a national securities exchange, the staff noted in the Lazard Letter that the equity securities subject to and offered in the exchange offer would be listed on a national securities exchange. That requirement is satisfied in the Exchange Offer.
C.	Application of Formula-Based Exchange Ratios.
The Pricing Mechanism used in the Exchange Offer is substantially the same as that in Lazard and TXU. Like Lazard and TXU, both the Depositary Shares that are the subject of the Exchange Offer and the shares of Common Stock offered in exchange are listed on a national securities exchange. The Exchange Offer is similar to Lazard and other no-action letters since they related to a similar pricing mechanism, and is designed so that the holders of the Depositary Shares will receive as close as possible a fixed value of consideration for each Depositary Share tendered. In order to accomplish that result, the Exchange Offer, like the exchange offer described in the Lazard Letter, provides that the number of shares of Common Stock to be exchanged will be determined in accordance with the Exchange Ratio which, like the pricing mechanism described in the Lazard Letter, is based upon average trading prices of the Common Stock over a specified period of time.

Ms. Kathryn S. McHale
October 23, 2009

4.	Please provide us with your analysis of whether Exchange Act Rule 13e-3 is applicable. To the extent you are attempting to rely on an exemption specified in Rule 13e-3(g)(2), please clarify in your response and specify in your disclosure whether the exchange offer is conditioned on (i) the continued listing on NASDAQ and (ii) NASDAQ approval to list, the common stock shareholders are to receive in the offer. We may have further comment.

The Company has determined that Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Act”), is not applicable to the Exchange Offer because the Common Stock to be offered and received by holders of Depositary Shares meets the conditions of Rule 13e-3(g)(2). Although the Company has included a risk factor to the effect that its Common Stock may become subject to delisting by NASDAQ in the future, the Company expects that its Common Stock will remain listed on NASDAQ during and beyond the offer period of the Exchange Offer and that tendering holders of Depositary Shares will receive shares of Common Stock listed on NASDAQ.

Rule 13e-3(g)(2) provides an exception for any Rule 13e-3 transaction (as defined in Rule 13e-3(a)) in which security holders are offered or receive only an equity security, provided that:
(i)	such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock (emphasis added);

(ii)	such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and

(iii)	if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
With regard to subsections (i) and (ii) of Rule 13e-3(g)(2), the Exchange Offer is being made to all holders of Depositary Shares, including unaffiliated holders, and each holder of Depositary Shares will have the opportunity to participate in the Exchange Offer and receive for their tendered Depositary Shares shares of the Company’s Common Stock. Additionally, the Common Stock is registered pursuant to Section 12 of the Act.

With regard to subsection (iii) of Rule 13e-3(g)(2), the Company’s Common Stock is listed on NASDAQ. NASDAQ’s continued listing requirements require that, among other things, the minimum closing bid price of a NASDAQ-listed company security be at least $1.00 for more than 30 consecutive trading days pursuant to NASDAQ Marketplace Rule 5450(a)(1) (the “Minimum Bid Price Rule”). As disclosed in the Company’s Initial Form S-4 and Amendment No. 1, since August 3, 2009, the first trading day following

Ms. Kathryn S. McHale
October 23, 2009

the expiration of NASDAQ’s temporary suspension of its Minimum Bid Price Rule, the Company’s Common Stock has been trading at less than $1.00. On September 15, 2009, the Company received a letter from NASDAQ notifying the Company of its failure to comply with the Minimum Bid Price Rule over the preceding 30 consecutive trading days. On October 22, 2009, the closing price of the Company’s Common Stock was $0.64.
In accordance with NASDAQ’s published rules, and as stated in NASDAQ’s letter, the Company automatically was granted a period of 180 calendar days from the date of NASDAQ’s letter, or until March 15, 2010, in which to return to compliance with the Minimum Bid Price Rule (the “Initial Compliance Period”). Compliance will be achieved if the minimum closing bid price for the Common Stock is at least $1.00 for a minimum of ten consecutive trading days during the Initial Compliance Period, subject to NASDAQ’s discretion to extend the ten-day period as circumstances warrant. During this Initial Compliance Period, which is expected to extend well beyond the 20 business days that the Exchange Offer is required to be held open, the Company’s Common Stock will remain listed on NASDAQ.

As noted in the Company’s Form 8-K filed with the SEC on September 21, 2009, as part of the Company’s plan to return to compliance with the Minimum Bid Price Rule, one of the proposals in the Company’s Common Stock Proxy seeks approval of a significant reverse stock split. This proposal, if approved by stockholders and effected by the Company, would decrease the number of shares of Common Stock outstanding and, absent other factors, would be expected to significantly increase the per share market price of the Common Stock.

If the Company were unable to return to compliance with the Minimum Bid Price Rule prior to the expiration of the Initial Compliance Period, pursuant to NASDAQ’s currently published rules, it may seek to transfer its Common Stock to the Nasdaq Capital Market, provided that it then met all requirements for initial listing on the Nasdaq Capital Market, other than the minimum bid requirement. If accepted for listing on the Nasdaq Capital Market, under current rules the Company would be able to take advantage of an additional 180-day period in which it could seek to regain compliance with the Minimum Bid Price Rule (the “Subsequent Compliance Period”).

In light of (i) the Company’s belief that it presently is in compliance with all other NASDAQ continued listing requirements other than the Minimum Bid Price Rule; (ii) the Company’s understanding that, based on conversations with NASDAQ representatives and following the Company’s submission of a “Notification Form: Listing of Additional Shares” as required by NASDAQ rules with respect to the issuance of Common Stock in the Exchange Offer, the Company will not be precluded from listing the shares to be issued in the exchange on NASDAQ solely due to noncompliance with the Minimum Bid Price Rule during the period the Initial Compliance Period is in effect; (iii) the Company’s intentions, subject to stockholder approval, to effect a significant reverse split as described in the Common Stock Proxy Statement, and (iv) the lengthy duration of the Initial and Subsequent Compliance Periods discussed above (considered separately or consecutively), the Company expects that the Common Stock to be received by holders

Ms. Kathryn S. McHale
October 23, 2009

of Depositary Shares in the Exchange Offer will be listed on NASDAQ upon completion of the Exchange Offer and for an extended period thereafter.
Notwithstanding the Company’s expectations with respect to the continued listing of its Common Stock, the Company believes that disclosures reflecting the risk of a possible delisting remain appropriate given that the Company’s plans for regaining compliance during the Initial Compliance Period are not assured and the Subsequent Compliance Period would be subject to NASDAQ’s approval of the Company’s application to list on the Nasdaq Capital Market. Additionally, as noted in the revised disclosure in the Risk Factors under the caption “Our Common Stock could be delisted from Nasdaq,” we also have emphasized that the perception or possibility that our Common Stock could be delisted from NASDAQ in the future could adversely affect the market price and liquidity of the Company’s Common Stock.

Lastly, in response to the Staff’s comment, the Company notes that as currently set forth under “The Exchange Offer—Conditions of the Exchange Offer,” the Exchange Offer is not conditioned on the Common Stock’s continued listing on Nasdaq or Nasdaq’s approval to list the Common Stock shareholders will receive in the Exchange Offer.
Special Note Regarding Forward Looking Statements, page ii
5.	We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect events after the time the prospectus is filed with the SEC. This disclaimer is inconsistent with your disclosure obligations under Rule 13e-4(e)(3) which requires that you amend the offer document to reflect a material change in the information previously disclosed. Please review your disclosure and confirm that you will avoid using this statement in all future communications.

In response to the Staff’s comment, we have revised the disclosure regarding forward-looking statements beginning on page ii to remove the disclaimer. The Company confirms that it will avoid using the disclaimer referenced above in future communications concerning the Exchange Offer.
The Amendments, page 5
6.	We note that you are requiring holders to take action in favor of the Depositary Shares Proposals and the Common Stock Proposals, as applicable, as a condition to validly tender their Depositary Shares. Please revise to include in the prospectus all of the information required in a proxy statement pursuant to Section 14(a) of the Exchange Act with respect to each of the relevant proposals.

In response to the Staff’s comment, we have revised the disclosure on pages 6, 7, 179 and 181 under “Summary” and under “The Exchange Offer” to specify that the Depositary Shares Proxy Statement and the Common Stock Proxy Statement (which contain the information required by Section 14(a) of the Exchange Act) are included as annexes to and form a part of the Exchange Offer prospectus. Such revised disclosure reads as follows:

Ms. Kathryn S. McHale
October 23, 2009

“For additional information on the Preferred Stock Proposals, please refer to the proxy statement describing the Preferred Stock Proposals (the “Preferred Proxy Statement”), which is attached hereto as Annex A to, and forms a part of, this prospectus and which we delivered to holders of Depositary Shares together with this prospectus.”

“For additional information on the Common Stock Proposals, please refer to the proxy statement describing the Common Stock Proposals (the “Common Proxy Statement”), which is attached hereto as Annex B to, and forms a part of, this prospectus and which we delivered to holders of Depositary Shares together with this prospectus.”
Risk Factors
Risks Related to Not Participating in the Exchange offer, page 16
7.	Please revise this Risk Factor to clearly state that you intend to delist any remaining Depositary Shares from trading on NASDAQ. Please refer to your disclosure on page 178 regarding your intention to delist.

In response to the Staff’s comment, we have revised this risk factor, which appears on page 16, to state that we intend to delist any remaining Depositary Shares. Such revised risk factor reads as follows:
“If the Exchange Offer is successful, the market price for, and the liquidity of, any Depositary Shares that remain outstanding will be adversely affected and there may no longer be a trading market for the Depositary Shares.

The Exchange Offer is for any and all Depositary Shares and any Depositary Shares not exchanged in the Exchange Offer will remain outstanding after the completion of the Exchange Offer. In the event that a sufficiently small number of Depositary Shares remain outstanding following the Exchange Offer, the reduction in the number of Depositary Shares available for trading, the continued suspension of dividends on the Depositary Shares and, if approval of the Preferred Stock Amendments is obtained, the Preferred Stock Amendments will have a significant and adverse effect on the market price and liquidity of, and any trading market for, Depositary Shares not exchanged in the Exchange Offer. Additionally, we intend to delist any remaining Depositary Shares from trading on the Nasdaq following the completion of the Exchange Offer and, to the extent permitted by law, deregister any remaining Depositary Shares. Accordingly, there likely will not be an active market for the Depositary Shares, the liquidity of the remaining Depositary Shares will be adversely impacted, and holders of Depositary Shares will likely have an illiquid investment indefinitely.”

Ms. Kathryn S. McHale
October 23, 2009

Risks Related to Our Business, Operations and Industry, page 18
8.	Please include a discussion in the Risk Factors section under its own caption regarding any concerns that you or your auditors have regarding your ability to continue as a going concern. If you believe that such a discussion is not appropriate in the Risk Factors section, please provide us with your analysis.

The Company supplementally advises the Staff that it has carefully considered its ability to continue as a going concern and determined that it will include a new subsequent event footnote 27, which emphasizes the Company’s current defaults under its revolving and term loan facilities, the forbearance agreement that the Company has entered into with its lender and the effect on the Company if its lender were to exercise the remedies available to it as a result of the continuing defaults. As a result, the Company’s auditor has included an “emphasis of matter” paragraph in its report on our audited financial statements for the year ended December 31, 2008 to emphasize the subsequent event described in footnote 27.

Additionally, the Company believes the disclosures contained throughout the prospectus included in its Form S-4 provide holders of its Depositary Shares with a comprehensive picture of the present challenges facing the Company. The Company has disclosed in detail the effect of economic disruptions on the Company and the importance of the successful execution of the Capital Plan to the Company’s business, financial condition and regulatory ratios. This disclosure has particular prominence by its inclusion in the forepart of the prospectus contained in Amendment No. 1 under the captions “Question and Answers About the Exchange Offer—What is the purpose of the Exchange Offer?” and “—How important is the Exchange Offer to the success of the rest of the Capital Plan?” as well as similar disclosures under the “Summary” section.

Moreover, the Company believes the significant risks associated with its present business operations, financial condition and liquidity are fully expressed under the “Risk Factors” section of the Form S-4. Relevant disclosures in the Risk Factors section include, but are not limited to, the risks disclosed under the following Risk Factor captions:
•	“The Company is party to loan agreements that require it to observe certain covenants that limit its flexibility in operating its business; and it has recently breached covenants under its loan agreements, which, as a result, have given its lenders the right to take certain courses of actions that have been and, with respect to unexercised rights, would be significantly detrimental to holders of the Company’s securities;”

•	“We may not be able to access sufficient and cost-effective sources of liquidity necessary to fund our operations and meet our payment obligations under our existing funding commitments, including the repayment of our brokered deposits;”

•	“Our results of operations, financial condition and business may be materially, adversely affected if we fail to successfully implement our Capital Plan;” and

Ms. Kathryn S. McHale
October 23, 2009

•	“Exchanging our Series T Preferred Stock for mandatory convertible preferred shares under the CAP is likely to impose additional restrictions on operations and could adversely affect liquidity.”
Similar disclosures concerning the Company’s current financial condition and liquidity concerns are contained under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition at June 30, 2009—Revolving and Term Loan Facilities; Events of Default,” “—Capital Resources” and “—Liquidity,” where the Company has described, among other things, the potential adverse effect on the Company of a failure to successfully complete a substantial portion of the Capital Plan combined with the expiration of the temporary forbearance agreement entered into with its primary lender.

Similar disclosures have been included in the Company’s periodic and current reports filed under the Exchange Act. In light of the above-described detailed disclosures throughout the prospectus contained in Amendment No. 1 and the actions the Company intends to undertake pursuant to the Capital Plan during the forbearance period currently in effect, the Company believes it is not necessary to include any disclosures relating to its ability to continue as a “going concern” in the Risk Factors section of the prospectus. Management also does not believe there is a going-concern risk.
Selected Financial Data, page 34
9.	Please update the summarized financial information presented in accordance with Item 1010(c) of Regulation M-A through the quarter ended June 30, 2009. Additionally, please revise to include all the information required by Item 1010 (c) of Regulation M-A. We note for example, the absence of disclosure regarding the ratio of earnings to fixed charges.

In response to the Staff’s comment, we have revised the disclosure under “Selected Financial Data” to include disclosure of the ratio of earnings to fixed charges on a historical and pro forma basis and have updated certain additional summarized financial information disclosed in the Initial Form S-4 in accordance with Item 1010(c) of Regulation M-A to reflect results for the six months ended June 30, 2009.
Terms of the Exchange Offer, page 170
10.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

As requested, the Company confirms that the offer will be open for at least 20 full business days (unless earlier terminated in accordance with the terms of the Exchange Offer) to ensure compliance with Rule 14e-1(a) and the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Ms. Kathryn S. McHale
October 23, 2009

Conditions of the Exchange Offer, page 171
11.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

As requested, the Company confirms and understands that, depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. The Company also has clarified in the last paragraph under “Conditions of the Exchange Offer” on page 184 that if a condition is triggered and the Company determines to proceed with the Exchange Offer, such decision will constitute a waiver of that condition. The revised disclosure reads as follows:
“These conditions are for our sole benefit, and we may assert them, regardless of the circumstances that may give rise to them, or waive them in whole or in part, at any time or at various times in our sole discretion, prior to our acceptance for exchange of the Depositary Shares. Any decision we make to proceed with the Exchange Offer following a condition failing to be satisfied will constitute a waiver of such condition (unless the condition is one where satisfaction of the condition is determinable only upon the expiration date of the Exchange Offer). Each such right will be deemed an ongoing right that we may assert at any time or at various times.”
12.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform security holders of how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

As requested, the Company confirms and understands that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform security holders of how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
Expiration Date; Extension; Termination; Amendment, page 173
13.	You reserve the right, “regardless of whether or not the conditions to the Exchange Offer have been satisfied but subject to applicable law, to terminate the Exchange Offer, prior to the time it expires.” Your disclosure should be revised to confirm that applicable law would preclude any termination unless such termination was pursuant to a stated condition of the offer.

Ms. Kathryn S. McHale
October 23, 2009

Please advise us of the circumstances under which the exchange offer may be terminated when all of the offer conditions have been satisfied. Alternatively, revise to remove the implication that the exchange offer may be cancelled in your exclusive discretion at any time and for any reason. Refer to Section 14(e) of the Securities Exchange Act of 1934.

In response to the Staff’s comment, we have removed the implication that the Exchange Offer may be cancelled at our exclusive discretion and have revised the third paragraph under “Expiration Date; Extension; Termination; Amendment” on page 184 to clarify that we reserve the right before the expiration date to amend or terminate the Exchange Offer upon the occurrence of any of the conditions specified under “Conditions of the Exchange Offer.” Such revised disclosure reads as follows:
“As noted in “Conditions of the Exchange Offer” above, we expressly reserve the right before the expiration date to amend or terminate the Exchange Offer or to postpone the acceptance of or reject for exchange any Depositary Shares tendered for exchange upon the occurrence of any of the conditions specified under “Conditions of the Exchange Offer.” If we terminate or amend the Exchange Offer, we will notify the Exchange Agent by oral or written notice and will issue a timely public announcement regarding the termination or amendment. Upon termination of the Exchange Offer for any reason, any Depositary Shares previously tendered in the Exchange Offer will be promptly returned to the tendering holders.”
Acceptance of Depositary Shares for Purchase... page 176
14.	You reserve the right to transfer or assign the right to exchange securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase securities in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

As requested, the Company confirms that any entity to which the Company assigns the right to purchase securities in this offer must be included as a bidder in this offer and adding additional bidders may require the Company to disseminate additional offer materials and to extend the term of the offer.
Market Price, Dividend and Distribution Information, page 179
15.	Revise to include the information required by Item 201(d) and 201(e) of Regulation S-K. Refer to Item 14(d) of Form S-4.

In response to the Staff’s comment, we have included the information required by Items 201(d) and 201(e) of Regulation S-K under a revised heading “Market Price, Dividend and Related Stockholder Matters” beginning on page 190. This includes the stock performance graph required by Item 201(e) and the table and equity compensation plan information required by Item 201(d). In addition, new supplemental disclosure regarding Common Stock dividends has been added following the Common Stock sales price history on page 191.

Ms. Kathryn S. McHale
October 23, 2009

Exhibits
16.	Please include any missing exhibits, including Exhibit 21 as we may have additional comments. Refer to Item 601 of Regulation S-K.

In response to the Staff’s comment, we have revised Item 21 beginning on page II-2 and the Exhibit Index to include (or incorporate by reference) exhibits required by Item 601(b)(10), (b)(12), (b)(21) and (b)(24). The forms of the Letter of Transmittal and other exhibits referenced under exhibit number 99 in the Initial Form S-4 have been included with Amendment No. 1 as well.
Preliminary Proxy Statements
General
17.	To the extent any of the comments below are applicable to the Form S-4 or both proxies, please revise each document accordingly.

Where appropriate, the Initial Form S-4 and both preliminary proxy statements have been revised to address the comments set forth below.
Preliminary Proxy Statement (Depositary Shares Proxy Statement)
18.	We note that each of the Dividend Blocker Amendments calls for amendments to the certificate of designation for the Series A Preferred Stock. Please tell us how you concluded that each amendment to a particular certificate of designation should not be submitted as a separate matter to be acted upon. Refer to Exchange Act Rule 14a-4(a)(3).

The four parts to the Dividend Blocker Amendment are designed to restrict the dividend rights of the holders of the Series A Preferred Stock so that the Company can pay dividends on its Common Stock or parity preferred stock in the future without having to pay dividends on the Series A Preferred Stock These provisions work together to accomplish this. Separating them into component parts could result in a situation where some but not all of the restrictions are approved. If this were to occur, those restrictions that were approved would not restrict the dividend rights to the extent desired by the Company, thereby defeating the purpose of the proposal. The Company believes it is essential that all of the component parts be voted on as one proposal in order to best effectuate these restrictions.

19.	We note that the amendments to your Certificate and certificate of designation require the affirmative vote of holders of two-thirds of the Depositary Shares, voting together as a class. Please tell us how, under Delaware law and your Certificate, you concluded that the Depositary Shares vote together as a class of these matters, rather than each series voting separately.

As discussed with the Staff, Midwest only has one series of preferred stock represented by the Depository Shares — its Series A Preferred Stock. Each Depository Share represents a 1/100th interest in a share of Series A Preferred Stock. Therefore, the

Ms. Kathryn S. McHale
October 23, 2009

Depository Shares vote together as one class on all issues being submitted to the holders of the Series A Preferred Stock.
20.	We note you are also seeking approval to adjourn, postpone or continue the special meeting to permit further solicitation of proxies; please add this as a voting bullet to your notice to shareholders.

In response to the Staff’s comment, we have included as a separate voting bullet the proposal to adjourn the respective meetings in the revised Depositary Shares Proxy Statement on pages 2, 6 and 11 and in the revised Common Stock Proxy Statement on pages 3, 7, 11 and 14.

21.	Please revise to disclose the method by which votes will be counted, including the treatment and effect of abstentions. Refer to Item 21(b) of Schedule 14A.

In response to the Staff’s comment, the requested disclosure has been made (and is set forth below). Please see page 13 of the revised Depositary Shares Proxy Statement with respect to holders of Depositary Shares who elect not to participate in the Exchange Offer. The holders of Depositary Shares who participate in the Exchange Offer are required to vote “FOR” all of the proposals in order to validly tender their Depositary Shares in the Exchange Offer and, therefore, cannot abstain from voting if they wish to participate in the Exchange Offer. Only holders of the Depository Shares who do not participate in the Exchange Offer and submit Non-Tendering Voting Instructions will be able to abstain.
“If you are a record owner of Depositary Shares on the Record Date and do not tender your Depositary Shares in the Exchange Offer and you abstain from voting on any of the Preferred Stock Amendments or you fail to return a Non-Tendering Voting Instruction, such abstention will be treated as a vote against such Preferred Stock Amendment and such failure will be treated as a vote against all of the Preferred Stock Amendments.

If you are a beneficial owner of Depositary Shares, you do not participate in the Exchange Offer, and you fail instruct your broker on how to vote your Depositary Shares, this will be treated as a vote against all of the Preferred Stock Amendments. If you are a beneficial owner of Depositary Shares electing not to participate in the Exchange Offer and you instruct your broker to vote on some but not all of the Preferred Stock Proposals, you will be deemed to have voted against any Preferred Stock Proposal on which you failed to provide instructions because your broker does not have the discretion to vote on any of the Preferred Stock Proposals.

Beneficial and record owners of Depositary Shares as of the Record Date who elect to participate in the Exchange Offer will be deemed to have voted for all of the Preferred Stock Proposals.”

Ms. Kathryn S. McHale
October 23, 2009

22.	Please include a draft of the Tendering Voting Instruction and Non-Tendering Voting Instruction in your amended filing. The Staff may have additional comments upon its review.

In response to the Staff’s comment, the requested Voting Instructions are included with the Letter of Transmittal, which has been filed as Exhibit 99.1 to Amendment No. 1.

23.	Please clarify in the beginning of the letter to Holders of Depositary Shares and throughout the document when discussing the effects of providing Voting Instructions that even if the Holders of Depositary Shares approve the Dividend Blocker Amendment, the Director Amendment and/or the Preferred Stock Issuance, the board of directors still reserves the right to abandon any of these amendments regardless of the voting instructions Holders provide on these proposed amendments.

In response to the Staff’s comments, the requested clarifications have been made on pages 2, 7 and 12 of the revised Depositary Shares Proxy Statement by adding the following to the President’s letter, the notice of special meeting and in “Questions and Answers About the Proxy Solicitation Materials and the Proxy Solicitation” under the question “What am I being asked to give a Voting Instruction to?”:
“Even if holders of the Depositary Shares approve the Preferred Stock Amendments, the board of directors reserves the right to elect to abandon any of the Preferred Stock Amendments if it determines, in its sole discretion, that such Preferred Stock Amendment is no longer best interests of Midwest and its stockholders.”
24.	Please see our comment above. Similar clarifications should be made in the letters to the Holders of Depositary Shares and Common Stockholders regarding the items the board of directors still reserves the right to abandon in your Common Stock Proxy Statement.

In response to the Staff’s comments, the requested clarifications have been made on pages 3, 7, 11, 14 and 20 of the revised Common Stock Proxy Statement by adding the following in the President’s letters, the notices of special meeting to the holders of Common Stock and Depositary Shares and in the “Questions and Answers About the Proxy Solicitation Materials and the Proxy Solicitation” under the question “What am I being asked to give my Proxy Instruction or proxy to?”:
“Even if holders of our common stock approve the Amendments, the board of directors reserves the right to elect to abandon any or all of the Amendments if it determines, in its sole discretion, that such Amendment is no longer in the best interests of Midwest and its stockholders.”
Background of the Transaction, page 18
25.	We note your disclosure that a “significant number of Depositary Shares must be exchanged” in the Exchange Offer. Please revise the disclosure here and elsewhere to provide greater detail such as a minimum amount or a minimum range, discussing the amount of shares that need to be exchanged to successfully complete the Exchange Offer and for you to move forward with your Capital Plan.

Ms. Kathryn S. McHale
October 23, 2009

In response to the Staff’s comment, the disclosure has been revised on pages vi, 4 and 178 in Amendment No. 1 and under “Background of the Transactions—Other Components of the Capital Plan” on page 18 of the revised Depositary Shares Proxy Statement and page 27 of the revised Common Stock Proxy Statement to highlight the main point intended to be conveyed by the original disclosure, which is that the greater number of shares that are tendered in the Exchange Offer, the better the Company’s opportunities to realize the other components of the Capital Plan. Higher levels of participation in the Exchange Offer are expected to result in relatively greater improvements in our regulatory capital, which in turn would place us in a stronger position to execute the other components of our Capital Plan, particularly with respect to potential equity investors. There is not, as the original disclosure may have suggested, any minimum tender condition or internal metric or range that, if achieved, would constitute a successful Exchange Offer. The revised disclosure deleted the following sentences: “A significant number of Depositary Shares must be exchanged in our Exchange Offer in order to improve opportunities to successfully realize the other components of our Capital Plan. If we are not able to successfully complete the Exchange Offer, it may be difficult, or impossible, to complete the other components of our Capital Plan” and replaced them with the following:
“The greater number of Depositary Shares that are tendered and accepted in the Exchange Offer, the better our opportunities will be to successfully realize the other components of our Capital Plan. If there is not a high level of participation in the Exchange Offer, it may be difficult, or impossible, to complete the other components of our Capital Plan.”
Background and Reasons for the Senior Preferred Stock Issuance, page 25-26
26.	Amend this section to include the discussion of the reasons that you have applied to participate in the Capital Assistance Program (“CAP”) and the status of your application.

The reasons for the Company’s participation in the CAP are set out in the “Background of the Transactions” section of both proxy statements. The discussion in the cited section has been changed on pages 25-26 of the revised Depositary Shares Proxy Statement by revising the title to this section to “Background for the Senior Preferred Issuance” and, as noted below, including a cross cite to the “Background of the Transactions” section:
The issuance of the Senior Preferred Stock to the USG in exchange for our Series T Preferred Stock is an important component of our Capital Plan. See “Background of the Transactions,” for a discussion of the reasons for the Capital Plan and the terms of the Senior Preferred Stock.
Terms of the Senior Preferred Stock, page 26
27.	Please revise your disclosure to either provide a direct link to the Capital Assistance Term Sheet or include it as an Annex to your proxy statement.

Disclosure of the direct link to the Treasury’s CAP Term Sheet has been provided under “Background of the Transactions—Senior Preferred Stock” in the revised Depositary

Ms. Kathryn S. McHale
October 23, 2009

Shares Proxy Statement on page 19 and in the revised Common Stock Proxy Statement on page 28.
Preliminary Proxy Statement (Common Stock Holders Proxy Statement)
Proposed Proxy Card
28.	Please provide greater detail in the proxy card describing each proposal. The information on the proxy card shall clearly identify each separate matter to be acted upon. You should consider utilizing the descriptions in your cover letters to Holders of Depositary Shares and Common Stockholders. Refer to Exchange Act Rule 14a-4.

The requested detail (utilizing the description in the cover letters) has been provided in the proxy card attached to the revised Common Stock Proxy Statement.
Effect of the Authorized Share Increase on Stockholders, page 31
29.	Disclose the status of your CAP application, including any communication with Treasury regarding your “Capital Plan.”

The reasons for the Company’s participation in the CAP and the material terms of such participation are set out in “Background of the Transactions” section of both proxy statements. This discussion in the cited section has been changed by including a cross cite on page 31 of the revised Common Stock Proxy Statement to the “Background of the Transactions” section, as set forth below.
“For a discussion of the terms of the Senior Preferred Stock and the restrictions our participation in CAP may impose upon holders of our common stock, including the right of the USG to elect directors and the possible restructuring of executive compensation plans in order to comply with the CAP rules, see “Background of the Transactions - Senior Preferred Stock.”
30.	Disclose the material terms of your participation in the CAP. Describe the material terms of the securities and warrants you will issue to the Treasury Department.

The reasons for the Company’s participation in the CAP and the material terms of such participation are set out in “Background of the Transactions” section of both proxy statements. The discussion in the cited section has been changed by including a cross cite on page 31 to the “Background of the Transactions” section, as set forth below.
“For a discussion of the terms of the Senior Preferred Stock and the restrictions our participation in CAP may impose upon holders of our common stock, including the right of the USG to elect directors and the possible restructuring of executive compensation plans in order to comply with the CAP rules, see “Background of the Transactions - Senior Preferred Stock.”
31.	Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.

The Series T Preferred Stock held currently by the Treasury Department is being exchanged for the Senior Preferred Stock to be issued by the Company. The proxy

Ms. Kathryn S. McHale
October 23, 2009

statements and the Initial Form S-4 have been revised to indicate that the Company is now only seeking to exchange the Series T Preferred Stock for the Senior Preferred Stock. Therefore, there are no proceeds to be realized. Please see pages 3 and 18-19 of the revised Depositary Shares Proxy Statement and pages 3-4, 7 and 27-28 of the revised Common Stock Proxy Statement.
32.	Please discuss how your participation in the CAP may
•	impact the rights of your existing common shareholders;

•	require you to expand your board of directors to accommodate Treasury Department appointments to it;

•	require you to register for resale securities you have issued to the Treasury Department; and

•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.
Cross cites to the existing disclosure contained under the caption “Background of the Transactions” in each proxy statement that discuss (i) the terms of the Senior Preferred Stock and the restrictions the Company’s participation in CAP may impose upon holders of Common Stock, including the voting rights of the common shareholders, (ii) the right of USG to elect directors and (iii) the possible restructuring of executive compensation plans in order to comply with the CAP rules have been included in each proxy statement, as applicable. In addition, we have stated that the Company must register the Senior Preferred Stock and the Common Stock. The revised disclosure is set forth in the first two paragraphs below with respect to the Depositary Shares Proxy Statement (which disclosure appears on pages 20 and 26, as applicable, of the revised Depositary Shares Proxy Statement) and in all three paragraphs below with respect to the Common Stock Proxy Statement (which disclosure appears on pages 29, 30 and 31, as applicable, in the revised Common Stock Proxy Statement):
“The issuance of the Senior Preferred Stock to the USG in exchange for our Series T Preferred Stock is an important component of our Capital Plan. See “Background of the Transactions;” for a discussion of the reasons for the Capital Plan and the terms of the Senior Preferred Stock.”

“We will be required to file shelf registration statement for the Senior Preferred Stock and the common stock to be issued upon the Conversion and the exercise of the USG Warrant, will grant registration rights to the USG and will apply to Nasdaq to list the shares of common stock on the Nasdaq Global Market.”

“For a discussion of the terms of the Senior Preferred Stock and the restrictions our participation in CAP may impose upon holders of our common stock, including the right of the USG to elect directors and the possible restructuring of executive compensation plans in order to comply with the CAP rules, see “Background of the Transactions - Senior Preferred Stock.”

Ms. Kathryn S. McHale
October 23, 2009

33.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

At the present time, Midwest is in compliance with the TARP executive compensation rules and will amend its plans and contracts, if necessary, to comply with any new requirements imposed due to its participation in CAP. Midwest has announced that it had suspended its only executive bonus program — its management incentive compensation plan. Therefore, Midwest does not have a bonus plan subject to the executive compensation plan rules. In addition, the Company did not pay bonuses to its top five senior executive officers for 2008. As required by these rules, the Company does not pay severance to its SEOs and the next five most highly compensated employees. This disclosure has been added substantially as follows under the caption “Background of the Transactions—Senior Preferred Stock” in both the revised Common Stock Proxy Statement (on page 29) and Depository Shares Proxy Statement (on page 20):
“Midwest and its covered officers and employees will have to agree to comply with the USG’s rules, regulations and guidance with respect to executive compensation, transparency, accountability and monitoring, as published and in effect at the time of the investment closing. At the present time, Midwest is complying with the USG’s rules and regulations with respect to executive compensation. Midwest has announced that it suspended its only executive bonus program—its management incentive compensation plan. Therefore, Midwest does not have a bonus plan subject to the executive compensation plan rules. In addition, the Midwest did not pay bonuses to its top five senior executive officers for 2008. As required by these rules, the Company does not pay severance to its SEOs and the next five most highly compensated employees.”

Ms. Kathryn S. McHale
October 23, 2009

     In connection with the foregoing responses, the Company acknowledges that:
     (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     We appreciate your prompt review of and assistance with this response. Please feel free to call me at 708-865-1053 if you have any questions or further comments.
Very truly yours,

/s/  JoAnn Sannasardo Lilek
JoAnn Sannasardo Lilek
Executive Vice President
and Chief Financial Officer

cc:	Timothy Sullivan, Hinshaw & Culbertson, LLP Daniel C. McKay, II, Vedder Price P.C. John T. Blatchford, Vedder Price P.C. Jennifer Durham King, Vedder Price P.C.